Free Writing Prospectus pursuant to Rule 433 dated July 21, 2022

Registration Statement No. 333-265969.

BRÜUSH


BRÜUSH

CORPORATE PRESENTATION

2022

Free Writing Prospectus Statement

This presentation highlights basic information about Bruush Oral Care Inc. (the "Company") and the offering to which this presentation relates. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. The Company has filed a registration statement (including a prospectus, which currently is in preliminary form) with the Securities and Exchange Commission (the "SEC") for the offering to which this presentation relates. The registration statement has not yet become effective. Before you invest, you should read the preliminary prospectus in the registration statement (including the risk factors described therein) and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may access these documents on the SEC website at www.sec.gov/edgar. Alternatively, the Company or the underwriter participating in this offering will arrange to send you the preliminary prospectus and, when available, the final prospectus and/or any supplements thereto if you contact Aegis Capital Corp., Attention: Syndicate Department, 1325 Avenue of the Americas, 27th Floor, New York, NY 10019, by e-mail at syndicate@aegis.com, or by telephone at (212) 813-1010.

Forward Looking Statements

This presentation of Bruush Oral Care Inc. (the "Company") contains "forward-looking statements". Words such as "may," "will," "could," "should," "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and other comparable terminology are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its vision, its strategy, and its products. Forward-looking statements are not historical facts, and are based upon management's current expectations, beliefs and projections, many of which, by their nature are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there could be no assurance that management's expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, the reference is made to the Company's reports filed with the Securities and Exchange Commission (the "SEC"), including, but not limited to, the risks detailed in the Company's preliminary prospectus dated July 1, 2022 filed with the SEC as part of the Company's Registration Statement on form F-1 (File No. 333-265969), and documents incorporated by reference therein. Forward-looking statements speak only as of the date the statements are made. The Company assumes on obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking statements except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statement, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

Transaction Overview

Issuer	Bruush Oral Care Inc.
Offering Type	Initial Public Offering
Listing Symbol	Nasdaq: BRSH and BRSH-W
Price Range	$5.20 - $7.20
Securities Offered	Up to 2,469,136 Units (assuming an offering price at the mid-point of the range of $6.20 per Unit) with each Unit consisting of one common share and one tradeable warrant to purchase one common share
Gross Proceeds	$15.3 million (assuming an offering price at the mid-point of the range of $6.20 per Unit)
Use of Proceeds	(i) Execute growth strategy (scale e-commerce business, expand distribution channels, introduce new products and grow the team); (ii) fund working capital; (iii) repay bridge loans of $4.85 million of principal and accrued interest
Underwriter	Aegis Capital Corp.

The Problem

Electric toothbrushes are superior to manual, but the majority of people have not switched

- Studies have shown that electric toothbrushes are more effective than manual toothbrushes[1]
- Despite clear oral care benefits, most people still use a traditional manual toothbrush[2]
- The low adoption rate shows that consumers do not find the current electric toothbrush value proposition compelling

Traditionally expensive

Annoying in-store buying experience

Not aesthetically-pleasing on the countertop

Electric toothbrush & replacement head area at Walgreens in Marina District of San Francisco (a very affluent neighborhood)


LIFT HERE FOR PRODUCT
NEW LOWER PRICE
sale
50%

1 Source: 2019 study by the Oral Health Foundation.
2 Source: Report by Mintel, a consumer marketing analysis firm.

Big Online Opportunity Exists

Similar conditions exist to the razor market prior to Dollar Shave Club & Harry's

HARRY'S

	Electric Toothbrush Industry	Traditional Razor Industry	VS	Dollar Shave Club/Harry's
Market Dynamics	Duopoly (Philips Sonicare, Oral-B)	Duopoly (Gillette, Schick)		Startup / 'Disruptor'
Distribution Model	Tied to traditional brick-and-mortar (negative buying experience and limited ability to lower prices)	Same		Online, direct-to-consumer
R&D Focus	Incremental feature improvements (e.g. increasing # of brush modes)	Same (e.g. increasing # of blades)		Improving buying experience & lowering price
Design	Less focused on design; more "medical-device" like	Same		Core focus from packaging to actual product
Marketing strategy	Traditional initiatives (e.g. TV ads, print media)	Same		Digital growth marketing, focused on millennials

Value Proposition

We make upgrading to an electric toothbrush appealing

QUALITY

- We offer a high-quality electric toothbrush at a more affordable price than a comparable one from the competition
- Our electric toothbrush is equipped with sonic technology and advanced features

CONVENIENCE

- Option to avoid needless store trips by subscribing to our brush head refill program
- Receive email reminders to change brush head every 2 months

DESIGN

- Sleek, counter-top friendly look
- Apple-like unboxing experience
- Available in 3 core colors: black, white and pink


Custom-designed head with extra soft Dupont Tynex bristles
Sonic technology that delivers 31,000 brush strokes/minute
Rechargeable battery that lasts up to 4 weeks
2-minute timer with quadpacer
6 cleaning modes
BRÜUSH
Daily
White
Gentle
Gum
Max
Tongue

How It Works

Almost 80% of customers opt into our brush head refill subscription program



The Brüush Kit

Includes an electric toothbrush, 3 brush heads, magnetic charger and travel case for $79 (with subscription)



Keep it Fresh

Subscribe to receive 3 replacement brush heads delivered to your door every 6 months for $18 ($6/head)



Flexible for You

The subscriber can modify, pause or cancel their subscription at any time

Sales Channels

We are an e-commerce business that sells to customers within North America

SALES BREAKDOWN
BETWEEN U.S. AND CANADA


40%
9 months
ended
10/31/21
60%
U.S.
Canada

Size of the oral care market in North America is an estimated $12 billion, of which electric toothbrushes account for over $1 billion

The market for e-commerce subscription services in the U.S. is estimated to be up to $15 billion[1]

Our website accounts for the vast majority of our sales; we are focused on generating re-occurring subscription-based revenue from our brush head refill program

We also sell through Amazon and have drop-ship arrangements with third-party retailers including Indigo, Harry Rosen, Macy's and Urban Outfitters

Indigo HARRY ROSEN

URBAN OUTFITTERS macy's

1 Source: Based on estimation by Fuel, a Mckinsey company.

Target Customers

The goal is to recruit millennials and Generation Z consumers who currently use manual toothbrushes

- An estimated 70% of our customer base is between 18 and 45 years old; an age range that is underpenetrated relative to baby boomers in terms of using an electric toothbrush
- This group consists of the first digital generations when it comes to shopping
- Recent research has indicated that 67% of millennials prefer purchasing online, with self-care driving their spending habits



Savvy Professional

Urbanites between 25-40 years of age that are career-focused.



Do-it-all Parent

Cool moms (and dads) between 32-45 years old that are juggling their family and career.



Pro-activist

Suburban and urban new graduates that are between 18-25 years old.

Competitive Overview

Brüush beats the competition

- Our electric toothbrush is comparable to the high-end models of Philips Sonicare and Oral-B in terms of quality, but at the lower price point, more in-line with the emerging competition
- Distribute our products online versus through a brick-and-mortar retail network
- Market to a younger demographic that is between 18 and 45 years of age

High-quality product

Sleek design and packaging

Convenient brush head refill program



Quality & Design
Price
PHILIPS
Oral-B
BRÜUSH
burst
MOON
GOBY
quip

Production & Distribution

We have not experienced any material production interruptions or delays due to the COVID-19 pandemic

- Corporate team members spread between Toronto, ON and Vancouver, BC
- Develop and manufacture products with third-party manufacturing partners located in Canada and China
- Distribute products through a third-party fulfilment and logistics partner based in Salt Lake City, Utah
- We keep our fixed overhead low to preserve capital for customer acquisition and building brand awareness


BRÜUSH

Brand Strategy

Brüush is building a unique brand identity centered around shaking up the traditionally dull oral care category

- Focus on becoming the go-to oral care brand for the 18 to 45-year-old age group
- Differentiate from the competition and build a strong foundation that binds all brand activations and resonates with the millennial and Generation Z cohorts
- Create supercharged content that features bright colors and bold expressions
- Release trend-driven seasonal colored electric toothbrush models on a limited quantity basis



Social Media & PR

Aim to connect deeper with our target customer by building a community to drive brand engagement

- Maintain Facebook, Instagram and Tik Tok accounts; have over 28,000 followers on Instagram
- Customer excitement has driven a steady stream of user-generated content and brand mentions
- Collaborated with over 200 on-brand influencers last year, mostly in an unpaid capacity
- Received over 200 brand-elevating press placements in 2021, the majority of which were earned (unpaid)

The New York Times VOGUE ESSENCE allure

THE WALL STREET JOURNAL. REFINERY29 RollingStone



Partnership with Kevin Hart

Our integrated partnership drives awareness through authenticity and humor

- Kevin Hart joined Brüush as a partner and celebrity endorser in November 2020
- With Kevin Hart's authentic love for the product, wide demographic appeal and natural alignment with our brand, the partnership is aimed at shaking up the all-too-often humorless, ignorable oral care category
- We are building awareness and brand equity through comedic video content, exclusive press interviews and Kevin's social ambassadorship of Brüush to his 150M Instagram followers



Raving Fans

Our value proposition is resonating strongly

- We have received over 3,000 organic reviews with a 90% 5-star rating
- Our return rate is less than 1%, compared to a U.S. national average return rate of 21% for online purchases[1]
- Our annual churn rate on active subscriptions is only 12%, whereas Dollar Shave Club and Harry's both have an annual churn rate of almost 70%[2]

1 Source: National Retail Federation. Represents calendar year 2021 data.
2 Source: Bloomberg Second Measure. Represents the mean across cohorts from Q1 2020 to Q3 2021.

"Using the Brüush has made my teeth feel cleaner than any toothbrush I've ever used! Brüush is like Michael Jordan and my old toothbrush is like Isaiah Thomas." **- Ian E.**

"Far surpasses my expectations! I had previously used the Quip, there is no comparison! Brüush makes brushing my teeth fun, as crazy as that sounds!" **- Denise S.**

"My old electric toothbrush might as well be a witches broom. This thing is tech! Looks great in the washroom as well." **- Bayan F.**

"Order was shipped quickly and customer service was great. Although this brush was a Christmas gift, I loved the one I received from the Jilly Box. This is the best electric toothbrush around! **- Melissa M.**

"The Tesla of electric toothbrushes!" **- Kayla B.**

"Amazing! Better than my 3rd $300 Philips in 2yrs! Highly recommend." **- Komal N.**

Growth Strategy

Our goal is to "own the bathroom"

- **Scale e-commerce sales:** Continue to drive brand awareness through digital advertising, other paid media channels such as podcast and streaming media, top-of-funnel social media campaigns, influencer collaborations, public relations initiatives and affiliate partnerships

- **Introduce new products:** Later this year, we intend to launch toothpaste, mouthwash, dental floss, a whitening pen and an electric toothbrush designed for kids

- **Expand distribution channels:** Evaluate expansion into new distribution channels, such as brick-and-mortar retail and dental practices, and also potentially new markets outside of North America


BRÜUSH
Fresh Mint
Mouthwash
BRÜUSH
Fresh Mint
Toothpaste

Management Team

Brüush is led by experienced executives with diverse backgrounds that have strong track records scaling businesses



Aneil Manhas

Founder & CEO

Aneil Manhas, the founder of Brüush, has served as CEO since inception in 2018. Mr. Manhas has a career spanning over 15 years working in the financial services industry and in CEO positions of his previous companies.

Recently, he was CEO of Surface 604 from 2015 until 2019, an electric bike company that he founded and grew to be one of North America's leading e-bike brands. During the same period, he was also President and CEO of GVA Brands / Rosso Sports from 2014 until 2019, a company he purchased and transformed into Canada's leader in entry-level powersports.

Mr. Manhas previously worked at Credit Suisse in Los Angeles, California for two years as an Investment Banking Analyst before joining Onex Corporation in Toronto, Ontario as a member of the investment team for five years, evaluating and executing large private equity transactions across multiple industries.

Mr. Manhas holds an Honors Business Administration (HBA) from the Richard Ivey School of Business at the University of Western Ontario.



Alan MacNevin

COO

Alan MacNevin joined the Company in June 2022 as COO and leads the Company across all aspects of operations, driving strategic growth by directing and overseeing the scale of digital commerce, execution of strategic partnerships, launch of new products and expansion into new geographical markets.

Mr. MacNevin joins the Company from Rakuten Kobo, where over the past ten years he has held various executive positions including Chief Revenue Officer (2014-2015), Chief Marketing Officer (2015-2019), and most recently, Chief Operating Officer (2019-2022), where he managed the day-to-day global operations of the company.

Prior to joining Rakuten Kobo, Mr. MacNevin was a member of the executive team at Sirius Satellite Radio for six years from 2005 to 2011. Mr. MacNevin has also held senior marketing and operational roles at the Canadian Broadcasting Company, Chapters-Indigo Online and Bell Mobility.



Matthew Kavanagh

CFO

Matthew Kavanagh joined the Company in February 2022 as CFO to direct and oversee the Company's finance department. Mr. Kavanagh has over 15 years of experience in a variety of leadership, managerial, financial, accounting, regulatory compliance, assurance, tax and advisory areas.

From 2017 to 2021, prior to joining the Company, Mr. Kavanagh was Vice President of Finance for Zenabis Global Inc., where he established the finance department from the ground up to manage all accounting, inventory costing, finance, reporting, budgeting, tax and payroll functions. Mr. Kavanagh led the finance department though the reverse take-over of Bevo Agro Inc. (TSX-V: BEVO) and subsequent up listing from the TSX Venture Exchange to the Toronto Stock Exchange (TSX: ZENA).

Prior to Zenabis, Mr. Kavanagh was an Assurance and Advisory Manager at Deloitte LLP in Vancouver, British Columbia and BDO USA, LLP in Madison, Wisconsin from 2014 to 2017, and previously, was a Senior Accountant in Madison, Wisconsin from 2011 to 2014.

Investment Highlights

We are 'disrupting' the oral care industry

- We have over 28,000 active subscriptions and are growing
- Large addressable market
- Value proposition that is resonating with consumers
- Unique brand identity focused on shaking up the traditionally dull oral care industry
- Iconic partnership with Kevin Hart
- Launch of auxiliary products later this year
- Strong management team



Mouth Closed.

For more information, visit our website: www.bruush.com